Filed Pursuant to Rule 433

Registration Statement No. 333-187398

March 21, 2013

Final Term Sheet

Issuer:	Westar Energy, Inc.

Issue of Securities:	First Mortgage Bonds, 4.10% Series due 2043

Legal Format:	SEC Registered

Ratings*:	Moody’s: A3 (stable); S&P: A- (stable); Fitch: A- (stable)

Principal Amount:	$250,000,000

Trade Date:	March 21, 2013

Settlement Date**:	March 28, 2013 (T+5)

Interest Payment Dates:	Semi-annually on April 1 and October 1, beginning on October 1, 2013.

Maturity Date:	April 1, 2043

Benchmark Treasury:	2.75% due November 15, 2042

Benchmark Treasury Price/Yield:	91-29+/3.172%

Spread to Benchmark Treasury:	+95 basis points

Yield to Maturity:	4.122%

Coupon:	4.10%

Public Offering Price:	99.623%

Optional Redemption:	Prior to October 1, 2042, at any time at a discount rate of Treasury plus 15 basis points. On or after October 1, 2042, at any time at par.

Issuance of Additional Bonds:	As of December 31, 2012, approximately $579 million principal amount of additional First Mortgage Bonds could be issued under the most restrictive provisions of the company’s mortgage, taking into account the issuance of $250,000,000 of First Mortgage Bonds offered hereby and the use of proceeds described in “Use of Proceeds” in the prospectus supplement.

Gross Spread:	0.875%

Net Proceeds (before expenses):	Approximately $246,870,000 after deducting the underwriters’ discount.

CUSIP/ISIN:	95709TAJ9/ US95709TAJ97

Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Manager: Co-Managers:	UBS Securities LLC Barclays Capital Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC Samuel A. Ramirez & Company, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**	Note: Delivery of the first mortgage bonds is expected to be made against payment therefor on or about the settlement date specified above, which will be the fifth business day following the date of this term sheet. Under Rule 15c6-1 of the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the first mortgage bonds on the date of this term sheet or the following business day will be required, by virtue of the fact that the first mortgage bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the first mortgage bonds who wish to trade the notes on the date of this term sheet or the following business day should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement relating to the securities described above in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you a prospectus and prospectus supplement if you request it by calling BNY Mellon Capital Markets, LLC toll-free at (800) 269-6864, Deutsche Bank Securities Inc. toll-free at (800) 503-4611 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322.